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                                     UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                      FORM 12b-25


                                                Commission File Number 000-30229

                           NOTIFICATION OF LATE FILING

(CHECK ONE):  /X/Form 10-K / /Form 20-F / /Form 10-Q / /Form N-SAR / /Form N-CSR

                 For Period Ended: December 31, 2003
                                  --------------------------------------------
                 /  / Transition Report on Form 10-K
                 /  / Transition Report on Form 20-F
                 /  / Transition Report on Form 11-K
                 /  / Transition Report on Form 10-Q
                 /  / Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                 ------------------------------

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

6, 7, 8 and 9A
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PART I -- REGISTRANT INFORMATION

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Full Name of Registrant
Sonus Networks, Inc.
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Former Name if Applicable
Not applicable.
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Address of Principal Executive Office (Street and Number)
250 Apollo Drive
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City, State and Zip Code
Chelmsford, MA  01824

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day
/X/ following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously reported in the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 21, 2004, Sonus Networks, Inc. (the "Company") postponed the release of its financial results for the quarter and year ended December 31, 2003 pending the completion of the audit of its 2003 financial statements.

In connection with this year end audit, as reported in the Company's press release on February 11, 2004, the Company and its independent auditors have identified certain issues, practices and actions of certain employees relating to both the timing of revenue recognized from certain customer transactions and to certain other financial statement accounts, which may affect the Company's 2003 financial statements and possibly financial statements for prior periods. The Company is performing a detailed review of the revenue timing issues and practices and of certain other financial statement accounts and, accordingly, is unable to complete in a timely manner the gathering of the relevant financial information and the completion of the required analysis in order to complete Items 6, 7, 8, and 9A of the Annual Report on Form 10-K for the period ended December 31, 2003 without unreasonable effort or expense by the prescribed due date. The Company will make every effort to amend its Form 10-K to include the financial statements and other omitted information by March 30, 2004.

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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
            Charles J. Gray,
    Vice President and General Counsel,                    (978) 614-8505
    ----------------------------------  ---------------  ----------------------
                    (Name)                (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                /X/ Yes  / / No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                /X/ Yes  / / No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    As discussed above, the Registrant is currently gathering the relevant financial information and completing the required analysis to release its 2003 financial statements. Subject to finalization of the financial results, the Company anticipates net loss for fiscal 2003 will decrease from fiscal 2002. Because this process has not yet been completed, the Company cannot yet provide a reasonable estimate of the amount of this change or determine the nature or extent of any other changes.

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                          Sonus Networks, Inc.
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                 (Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


    Date March 15 , 2004                By /s/ Stephen J. Nill
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                                        Name: Stephen J. Nill
                                        Title: Chief Financial Officer,
                                               Vice President of Finance and
                                               Administration and  Treasurer